

Mail Stop 3720

August 31, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada H3E 1A8

> **RE: Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed June 30, 2009**

Dear Mr. Arbic:

We issued comments to you on the above captioned filing on July 10, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 8, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 8, 2009, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

Cc: Joel Pensley, Esq.
        Via Facsimile: (212) 898-1266